Canadian Metals Exploration Ltd.
1060-1090 West Georgia Street
Vancouver, B.C. V6E 3V7
Tel: 604-681-7896 Fax: 604-681-2709

82-2143

SUPPL

January 22, 2002

Securities and Exchange Commission
450 Fifth Street North West
Mail Stop 3-9
Washington, D.C.
20549 USA

02015294

RECEIVED
FEB 2 0 2002
143

Dear Sirs:

Re: 12(g) Filings
Canadian Metals Exploration Ltd.
(formerly Bren-Mar Resources and Bren-Mar Minerals Ltd.)

Please find enclosed the following documents for your records:

- Annual report 1999
- Quarterly reports 2000
- Annual report 2000
- Quarterly reports 2001
- News releases 2000
- News releases 2001

PROCESSED
MAR 0 5 2002
THOMSON
FINANCIAL

Please do not hesitate to contact the undersigned, should you have any questions.

Sincerely,

Canadian Metals Exploration Ltd.

dlw 2/26

Yvonne Cole
Corporate Secretary

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7

Tel: 604-681-7896
Fax: 604-681-2709

October 18, 2001

Trading symbol: CEL

Shares issued: 4,547,990

NEWS RELEASE

Further to its news release dated October 17, 2001 the Company wishes to announce that it has increased its non-brokered private placement to 305,000 units. Each unit consists of one non-assessable common share at $ 0.20 per share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one share at $ 0.25 in the first year and at $ 0.40 in the second year.

Gross proceeds of the private placement will be $ 61,000. Funds are to be directed to maintenance and development of CME's exploration projects and to general working capital.

No finder's fee will be paid in connection with the private placement.

ON BEHALF OF THE BOARD OF DIRECTORS
OF CANADIAN METALS EXPLORATION LTD.

"Yvonne Cole"

Yvonne Cole
Director

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060 Tel: 604-681-7896
Vancouver, B.C. V6E 3V7 Fax: 604-681-2709

October 17, 2001

Trading symbol: CEL Shares issued: 4,547,990

NEWS RELEASE

The Company wishes to announce, subject to CDNX approval, the arrangement of a non-brokered private placement of 275,000 units. Each unit consists of one non-assessable common share at $ 0.20/share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one share at $ 0.25 in the first year and at $ 0.40 in the second year.

Gross proceeds of the private placement will be $ 55,000. Funds are to be directed to maintenance and development of CME's exploration projects and to general working capital.

No finder's fee will be paid in connection with the private placement.

ON BEHALF OF THE BOARD OF DIRECTORS
OF CANADIAN METALS EXPLORATION LTD.

"Yvonne Cole"

Yvonne Cole
Director

The CDNX has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7
Tel: 604-681-7896
Fax: 604-681-2709

News Releases

August 1, 2001

CANADIAN METALS EXPLORATION LTD. ANNOUNCES MOFFAT RANCH, MADERA COUNTY, CALIFORNIA OIL AND GAS EXPLORATION AGREEMENT

Further to the announcement of April 26, 2001, Canadian Metals Exploration Ltd. (the Company) (symbol CDNX:CEL) is pleased to announce that it has amended its agreement with Northwest Petroleum, Inc. of Bakersfield, CA to allow for increased earned interest on 5,000 acres of leases located in Madera County, California. Under the new terms the Company can earn a 65.62% net revenue interest and 87.5% working interest before the Company's invested capital is repaid, and a 56.25% net revenue interest and 75% working interest after the Company's invested capital is repaid. The Company plans to invest a total of $2.4 million in exploration funding to conduct 2D and 3D seismic surveys and to drill and complete two wells in return for its net revenue and working interests.

Moffat Ranch leases - Madera County, CA: The existing leases and lease options provide rights to approximately 5,000 acres of leases in Madera County, California. There is a gas gathering and sales pipeline on the property. The Moffat Ranch leases are located within one km of the existing production of the Samedan Oil Corporation Triangle T- 1- 33 well. The Triangle T- 1-33 is flowing at 1.7mmcfd. The Triangle T -2-33, drilled in June 2001 by Samedan is also less than one km from the property, and has been tested and completed by Samedan. Northwest Petroleum Inc., Samedan Oil Corporation, Vern Jones Inc, and others have producing wells in the immediate area. The Company's operating partner is Northwest Petroleum who has demonstrated expertise and has existing commercial production on the Moffat Ranch..

Project Drilling and Development Program Outline: the Company expects to raise capital internally to fund its net revenue and working interests and to drill two wells on the Moffat Ranch leases. The leases acquired and further seismic lease options are based on 2D seismic and geological reporting conducted to date. Project development will include $600,000 of 3D seismic work to refine drilling targets for the two wells to be drilled. The two well project including all exploration costs is approximately $2,400,000 US funds.

Moffat Ranch Estimated Gas Reserves: Existing geological reports indicate that the Moffat Ranch Gas Field has reserve estimates of 10 billion cubic feet of gas to 64 billion cubic feet of gas.

Moffat Ranch Gas Field Historic production: the California Department of Oil and Gas has reported that the Moffat Ranch Gas Field has produced 12 BCF from 1964-1997 from shallow gas horizons. The field has not been in operation to its full potential because of low gas prices prior to this year. During the past four years, Northwest Petroleum, Inc. has worked to cure title, obtain quit claims, obtain new leases and seismic options.

Moffat Ranch Gas field Structure: there are multiple locations and eight potential zones. They are the Kreyenhagen at 3,700 to 4,000, the Domengine Sand at 4,000, the Garza at c.4,500, the Sarkey -Panoche at c.6,000, the 2nd Starkey-Panoche at c. 6,500, the 3rd Starkey-Panoche at c. 8,000, and the 4th Starkey E-zone at c. 10,000+-. These locations are based on geology, 2-D seismic and multiple control wells in the area. A 3D seismic program to be undertaken as part of the development process will increases the probability of finding additional locations and would confirm the locations already mapped using geology and 2D seismic.

About the Company: Canadian Metals Exploration Ltd. Is currently involved in exploring for Nickel/Platinum Group Metals in its 100% owned property in Northern British Columbia, Turnagain River.

Barry Whelan
On behalf of the board of directors of Canadian Metals Exploration Ltd.

The CDNX has neither approved or disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1060-1090 West Georgia St.
Vancouver, B.C. V6E 3V7

Tel: 604-681-7896
Fax: 604-681-2709

Trading Symbol: CEL.V
Shares issued: 4,547,990

July 13, 2001

NEWS RELEASE

The Company wishes to announce that, subject to CDNX approval, Consultants and Directors have been granted options on 416,000 shares at $ 0.55/share expiring July 13, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

"Yvonne Cole"

Yvonne Cole, Director

The CDNX has neither reviewed nor accepted responsibility for the adequacy or accuracy of this release.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060 **Tel: 604-681-7896**
Vancouver, B.C. V6E 3V7 **Fax: 604-681-2709**

June 29, 2001

Trading symbol: CEL Shares issued: 4,006,088

NEWS RELEASE

The Company wishes to announce that it has closed its non-brokered private placement of 148,039 units at a price of $ 0.51 per share with 148,039 non transferable warrants attached to purchase 148,039 shares at a price of $ 0.64 per share for a two year period. 77,500 units were placed at a price of $ 0.60 per share with 77,500 non transferable warrants attached to purchase 77,500 shares at a price of $ 0.75 per share for a two year period. The shares are restricted until August 3, 2001 and the warrants expire on April 3, 2003.

A finder's fee of 10% will be paid in cash in connection with the private placement.

ON BEHALF OF THE BOARD OF DIRECTORS
OF CANADIAN METALS EXPLORATION LTD.

"Yvonne Cole"

Yvonne Cole
Corporate Secretary

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060 **Tel: 604-681-7896**
Vancouver, B.C. V6E 3V7 **Fax: 604-681-2709**

June 27, 2001

Trading symbol: CEL Shares issued: 4,006,088

NEWS RELEASE

The Company wishes to announce that it has made an application to the CDNX to extend the exercise period of Mr. Campbell's stock option agreement subsequent to his resignation on May 24, 2001. The Company is requesting a 60 day period extension.

ON BEHALF OF THE BOARD OF DIRECTORS
OF CANADIAN METALS EXPLORATION LTD.

"Barry Whelan"

Barry Whelan
President

The CDNX has neither approved nor disapproved of the information contained herein.

CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7

Tel: 604-681-7896
Fax: 604-681-2709

June 26, 2001

Trading symbol: CEL

Shares issued: 4,006,088

FEB 2 0 2002

NEWS RELEASE

Further to its news release dated April 3, 2001 the Company wishes to announce that the terms of the private placement have been amended as follows: 148,039 units were placed at a price of $ 0.51 per share with 148,039 non transferable warrants attached to purchase 148,039 shares at a price of $ 0.64 per share for a two year period and 77,500 units were placed at a price of $ 0.60 per share with 77,500 non transferable warrants attached to purchase 77,500 shares at a price of $ 0.75 per share for a two year period. The difference in price stems from the fact that some placees were entering into the private placement and the market price had increased since the initial announcement.

Gross proceeds of the private placement are $ 122,500. Funds are to be directed to maintenance and development of CME's exploration projects and to general working capital.

The company will pay a finder's fee in connection with the private placement.

ON BEHALF OF THE BOARD OF DIRECTORS
OF CANADIAN METALS EXPLORATION LTD.

"Barry Whelan"

Barry Whelan
President

The CDNX has neither approved nor disapproved of the information contained herein.

CANADIAN METALS EXPLORATION LTD.
1060-1090 WEST GEORGIA STREET
VANCOUVER, BC V6E 3V7

Symbol: CEL.V
June 13, 2001

NEWS RELEASE

The Company is pleased to announce that Samedan Oil Corp., a subsidiary of the Noble Associates, a NYSE listed oil and gas company, has recently drilled and run casing on section 33 immediately northwest of the Moffat Ranch leases (Triangle T#2-33 well). The well was drilled to 7325 feet and completion is expected to be in the Blewett Sand at approximately 6500 feet.

Samedan has been producing from the Triangle T #1-33 located approximately 4500 feet from the Moffat Ranch leases since 1995. Production during March 2001 was 1.6 million cubic feet per day from the Blewett Sand, a Cretaceous member. Cumulative production is in excess of 3 billion cubic feet of gas.

Prior production from the Moffat Ranch has been limited to shallower Eocene sands. The drilling of the Triangle T #2-33, which is stepout from the T #1-33, opens up the potential for development of the Cretaceous sands on the Moffat Ranch leases.

The Anschutz Exploration Corporation also holds leases to the north and east of the Moffat Ranch Gas Field and has two deep tests planned for this year. The first well is currently being drilled. Anschutz is one of the largest privately owned oil and gas companies in the United States.

CME has entered into an agreement with Northwest Petroleum Inc. by which the Company can earn an major interest in the Moffat Ranch Gas Field to explore and develop approximately 5200 acres of leases within the Moffat Ranch Gas Field. Historically, the Moffat Ranch Gas Field has produced 12 billion cubic feet of gas from the shallow horizons.

The Company retains its wholly owned interest in the Turnagain River Project, located in the Laird Mining Division of British Columbia. Exploration and development work on the property was carried out by the Company in 1996, 1997 and 1998 with very promising results. This year the Company plans a geophysical program followed up by a drill program.

ON BEHALF OF THE BOARD OF DIRECTORS

"Barry Whelan"
President

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7
Tel: 604-681-7896
Fax: 604-681-2709

June 8, 2001 **Symbol:CEL.V**

NEWS RELEASE

The Company wishes to announce that Mr. Bruce Purcell has resigned as a Director of Canadian Metals Exploration Ltd. as of today's date.

On behalf of the Board of Directors
"Yvonne Cole"

Yvonne Cole, Corporate Secretary

The CDNX has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7
Tel: 604-681-7896
Fax: 604-681-2709

May 24, 2001

Trading symbol: CEL

Shares issued: 3,986,088

NEWS RELEASE

The Company is pleased to announce the appointment of Mr. Barry Whelan, P.Geo., as President and as a Director of the Company. Mr. Whelan has more than 35 years experience in resource development. Mr. Whelan was employed by Gulf Oil Corporation for 15 years in their domestic and international operations in Europe, Africa and North America. Subsequently, Mr. Whelan has acted as a consultant in evaluating oil and gas production in Canada, the United States and Asia as well as reviewing prospects for potential development.

The appointment was made to facilitate the Company's involvement in the development of its interest in the Moffat Ranch gas field in Madera County, California. The Moffat ranch gas field land assemblage is comprised of approximately 5,000 acres which has been a producing field since 1954. Recent seismic has outlined deeper horizons which have structural closure and may have potential for hydrocarbon entrapment.

The Company has entered into an agreement, subject to the approval of the Canadian Venture Exchange, with Northwest Petroleum, Inc. of Bakersfield, California to run 3D seismic over the core lands to further define targets for an anticipated drillling program in the second quarter of the year.

Mr. Campbell, is pleased with the appointment of Mr. Whelan as President and believes his appointment will generate new opportunities for the Company in the oil and gas sector. Mr. Campbell resigned as the Company's President and as a Director as of today's date.

Canadian Metals Exploration Ltd. is currently involved in exploring for Nickel/Platinum Group Metals in its 100% owned property in Northern British Columbia, Turnagain River, and has recently entered into an agreement to explore the Buttonwillow Oil & Gas Prospect, Kern County, while actively seeking the acquisition of other mineral, oil and gas rights.

ON BEHALF OF THE BOARD OF DIRECTORS
OF CANADIAN METALS EXPLORATION LTD.

"Yvonne Cole"

Yvonne Cole
Director

The CDNX has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7
Tel: 604-681-7896
Fax: 604-681-2709

April 26/2001
Shares issued: 3,986,088
Trading Symbol: CEL (CDNX)

CANADIAN METALS EXPLORATION LTD. ANNOUNCES MOFFAT RANCH, MADERA COUNTY, CALIFORNIA OIL AND GAS EXPLORATION AGREEMENT

Agreement for New Oil and Gas Leases: Canadian Metals Exploration Ltd. ("the Company") (symbol CDNX:CEL) is pleased to announce that it has entered into an agreement with Northwest Petroleum, Inc. of Bakersfield, CA to explore and drill for oil and gas on approximately 5,000 acres of leases located in Madera County, California. The Company has the rights to obtain a 32.81% net revenue interest and 43.75% working interest before the Company's invested capital is repaid, and a 28.125% net revenue interest and 37.5% working interest after the Company's invested capital is repaid. The Company plans to invest a total of approximately $1.2 million in exploration funding to conduct 2D and 3D seismic surveys and to drill and complete two gas wells in return for its net revenue and working interests. The Company is working in partnership with Hadro Resources Inc., an OTCBB listed company (symbol HRDS) and Frankfurt Stock Exchange listed company (FWB:HD1) that has an interest equal to that of the Company, to jointly undertake a $2.4 million exploration and drilling initiative on the Moffat Ranch gas leases this summer and fall.

Moffat Ranch Gas Leases - Madera County, CA: The existing leases and lease options provide rights to approximately 5,000 acres of leases in Madera County, California. There is a gas gathering and sales pipeline located through the lease field. The Moffat Ranch leases are located within one mile of the existing production of the Triangle T 1-28 well drilled by GeoPetro Resources Company in 1999, and operated by Samedan Oil Corporation, that tested 3.6 MMCFNG/day. Samedan Oil, Northwest Petroleum, Vern Jones, and others have other producing wells in the immediate area. The Company's operating partner is Northwest Petroleum who has demonstrated expertise and existing commercial production on the area of interest.

Project Drilling and Development Program Outline: The Company expects to raise capital internally to fund its net revenue and working interests in conjunction with its investment and project development partner, Hadro Resources Inc. to drill two gas wells on the Moffat Ranch leases. Leases obtained and further seismic lease options are based on 2D seismic and geological reporting conducted to date. Project development will include $600,000 of 3D seismic work to refine drilling targets for the two wells to be drilled back to back this year. The two well project budget inclusive all exploration costs is approximately $2,400,000 US funds.

Moffat Ranch Estimated Gas Reserves: Existing geological reports indicated that the Moffat Ranch Gas Field has recoverable reserve estimates of 9.6 BCFNG to 64 BCFNG.

Moffat Ranch Gas Field Historic Production: The California Department of Oil and Gas has reported the Moffat Ranch Gas Field has produced recorded documented reserves of 12 BCFNG from 1964-1997. The field first produced in 1954. The field has not been in operation for over 10 years due to financial problems with previous operators. During the past four years, Northwest Petroleum, Inc. has worked to cure title, obtain quit claims, new leases, and seismic options for over 35 mineral rights owners that have an undivided interest in the Moffat Ranch Gas Field.

Moffat Ranch Gas Field Structure: There are multiple locations and eight gas pay zones. They are the Kreyenhagen Shale at 3,700' to 4,000', the Domengine Sand at . 4,000', the Garza at c.4,500', the Starkey-Panoche at c. 6,000', the 2nd Starkey-Panoche at c. 6,500', the 3rd Starkey Panoche at c. 8,000', and the 4th Starkey E-zone at c. 10,000'+-. These multiple locations are based on geology, 2-D seismic, and multiple control wells on adjacent properties. 3D seismic to be undertaken as part of the development process increases the probability of finding additional locations and would confirm the ones already mapped using geology and 2D seismic.

About the Company: Canadian Metals Exploration Ltd. is currently involved in exploring for Nickel/Platinum Group Metals in its 100% owned property in Northern British Columbia, Turnagain River, and has recently entered into an agreement to explore the Buttonwillow Oil & Gas Prospect, Kern County, while actively seeking the acquisition of other mineral, oil and gas rights.

ON BEHALF OF THE BOARD OF DIRECTORS OF
CANADIAN METALS EXPLORATION LTD.

"Ruairidh Campbell"

Ruairidh Campbell, President

The CDNX has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7

Tel: 604-681-7896
Fax: 604-681-2709

April 3, 2001

Trading symbol: CEL

Shares issued: 3,986,088

NEWS RELEASE

The Company wishes to announce, subject to CDNX approval, the arrangement of a non-brokered private placement of 250,000 units. Each unit consists of one non-assessable common share at $ 0.44/share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one share at $ 0.50 in the first year and at $ 0.55 in the second year.

Gross proceeds of the private placement will be $ 110,000. Funds are to be directed to maintenance and development of CME's exploration projects and to general working capital.

The company will pay a finder's fee in connection with the private placement, subject to CDNX approval.

ON BEHALF OF THE BOARD OF DIRECTORS
OF CANADIAN METALS EXPLORATION LTD.

"Ruairidh Campbell"

Ruairidh Campbell
President

The CDNX has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7

Tel: 604-681-7896
Fax: 604-681-2709

January 24, 2001

Trading symbol: CEL

Shares issued: 3,786,088

NEWS RELEASE

The Company wishes to announce that it has accepted the resignation of Mr. Doug Hickey, VP Corporate Finance, and Ms. Theresa Gaiters, VP Corporate Communications, effective immediately.

ON BEHALF OF THE BOARD OF DIRECTORS
OF CANADIAN METALS EXPLORATION LTD.

Yvonne Cole
Yvonne Cole
Corporate Secretary

The CDNX has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7
Tel: 604-681-7896
Fax: 604-681-2709

January 10, 2001
Symbol: CEL.V

JOINT PRESS RELEASE

CANADIAN METALS EXPLORATION LTD.
AND CLEARVIEW MINERAL RESOURCES CORP.

CME TO AQUIRE INTEREST IN GAS & OIL PROSPECT KERN COUNTY, CALIFORNIA

The Management of Canadian Metals Exploration Limited ("CME") is pleased to announce the signing of a Letter of Intent regarding acquisition of an initial 25% interest in the Buttonwillow Oil & Gas Prospect, located in Kern County, California. In return for funding exploration costs up to $400,000Cdn, CME will be granted a fully diluted 25% interest in the Buttonwillow Prospect from Clearview Mineral Resources Corp.

Kern County is one of America's most prolific gas and oil fields, and the Buttonwillow Prospect is ideally located in respect to local infrastructure – less than one thousand feet from the regional gas pipeline and adjacent to the Interstate Highway #5.

Previous work on the Buttonwillow Prospect included the drilling of a well by a previous operator in 1997, which at 4424 ft encountered gas sands with strong pressure (minimum 1970 psi, testing at 2640 Mcf per day). This well failed to sustain production when the casing split and became clogged with blue shale.

Clearview and CME are of the opinion that weight, grade and type of casing used in 1997 were inappropriate for local conditions, and that the technical problems previously encountered can be rectified.

As well, Chevron Oil reported in 1938 that it abandoned an oil well on the Buttonwillow Prospect that was producing 50 barrels/day of clean oil. This rate of production was deemed "unsatisfactory" in 1938.

Natural gas prices have risen substantially since 1997, from $2.00 to over $14.00 per Mcf and California, which creates much of its electricity through natural gas consumption, is experiencing an energy crisis of substantial dimensions. This factor creates a strong incentive to develop new gas reserves as soon as

possible, and indicates that gas prices are likely to be sustained at relatively high levels in the near future.

CME and Clearview anticipate drilling a first well on the Buttonwillow Prospect within the next sixty days, with natural gas production as the primary goal. Further exploration of the Prospect, including deeper drilling for oil, will follow thereafter.

CME is also exploring for Platinum Group Metals in the Sudbury Mining District of Ontario, controls the Turnagain Nickel-PGM Project in B.C., and is actively negotiating on the acquisition of another mineral project and further oil and gas rights.

Canadian Metals Exploration	Clearview Mineral Resources Corp.
"Doug Hickey"	"Hans Schwabl"
Doug Hickey	Hans Schwabl
VP Director, Corp. Finance	Director

Disclaimer
This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Canadian Venture Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

CME CANADIAN METALS EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060 Tel: 604-623-4882
Vancouver, B.C. V6E 3V7 Fax: 604-681-2709

January 15, 2001
Symbol: CEL.V

Shares issued: 3,786,088

NEWS RELEASE

The Company wishes to announce that, subject to CDNX approval, Directors and Consultants have been granted options on 320,000 shares at $ 0.18/share expiring January 15, 2003.

On behalf of the Board of Directors
"Ruairidh Campbell"
Ruairidh Campbell, President

The CDNX has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7
Tel: 604-623-4882
Fax: 604-681-2709

January 15, 2001
Symbol: CEL.V
Shares issued: 3,786,088

NEWS RELEASE

CME APPOINTS NEW DIRECTOR WITH BACKGROUND IN OIL & GAS EXPLORATION/DEVELOPMENT

The Management of Canadian Metals Exploration ("CME"; CDNX Symbol CEL) is pleased to announce the appointment of Bruce G. Purcell to the Board of Directors.

Mr. Purcell, a graduate of the University of Wyoming, Laramie (B.Sc Geol; Advanced Studies), has many years of experience as an engineering geologist and hydrocarbon explorationist and enhances CME's Board following a recent announcement (January 10/01) of CME's acquisition of an interest in a Kern County, California oil & gas prospect, the Buttonwillow Prospect.

Mr. Purcell has been active in applied earth sciences since his formal education was completed in 1958. He was an engineering geologist on the Alaska Pipeline Project (1960-1964); the principal of Alaska Geological Consultants (1964-1973); the President of SERNCO, Inc., a multi-discipline Geotechnical Engineering Company with 400 employees (1973-1974); and the principal of Purcell, Rhoades & Associates (1974-Present). He is currently the President of CDNX-listed Clearview Mineral Resources Corp, CME's partner in the exploration and development of the Buttonwillow Prospect.

As well as exploring the Buttonwillow Gas & Oil Prospect, CME is also exploring for Platinum Group Metals in the Sudbury Mining District of Ontario, controls the Turnagain Nickel-PGM Project in B.C., and is actively negotiating on the acquisition of another mineral project and further oil and gas rights.

On behalf of the Board of Directors
"Ruairidh Campbell"
Ruairidh Campbell, President

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7
Tel: 604-681-7896
Fax: 604-681-2709

January 3, 2001 **Symbol:CEL.V**

NEWS RELEASE

The Company is pleased to announce the closing of its non-brokered private placement of 400,000 units priced at $0.18 per unit, each unit consisting of one fully paid and non-assessable common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one share at $0.18 in the first year and $0.25 in the second year .The shares are restricted until March 24, 2001, the warrants will expire on November 24, 2002. No finder's fees or agent's fees have been paid in connection with the private placement.

On behalf of the Board of Directors
"Yvonne Cole"

Yvonne Cole, Corporate Secretary

The CDNX has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7

Tel: 604-623-4882
Fax: 604-681-2709

November 29, 2000

JOINT NEWS RELEASE

CANADIAN METALS AND SOLITAIRE MINERALS ANNOUNCE PGM DISCOVERY – RATHBUN LAKE AREA, SUDBURY MINING DISTRICT

Canadian Metals Exploration Limited ("CME", CDNX Symbol CEL) and Solitaire Minerals Corp. (CDNX Symbol SLT) are pleased to announce that further exploration on the Platinum Group Metals ("PGM") showing previously reported by SLT (2000-09-01) at its Rathbun Township, Ontario claims has **confirmed, expanded, and significantly upgraded the PGM values** of grab samples taken from the mineralized zone denoted as Wan-1.

Wan-1 was first observed as a 6 m wide zone exposed within a cliff face, with associated intermittent outcrops over a strike length of at least 100 m. Initial grab samples contained blebby to disseminated sulphide mineralization with up to 1.3 g/t PGM (1.1 g/t Palladium, 0.2 g/t Platinum, and 0.1 g/t Gold). Further exploration of Wan-1, has discovered a second distinct style of mineralization: semi-massive, net-textured to blebby sulphide mineralization with values up to **5.6 g/t PGM (4.3 g/t Palladium, 0.7 g/t Platinum, 0.6 g/t Gold)**, 0.48% Copper and 0.26% Nickel.

Wan-1 is located less than 800 m southwest of the past-producing high grade Rathbun Lake Mine (20.8 g/t Palladium, 9.7 g/t Platinum, 3.1 g/t Gold, 9.32% Copper, and 0.24% Nickel). The relative stratigraphic position and proximity of these platinum group occurrences implies a genetic relationship.

Greatly encouraged by the high-grade tenure of the Wan-1 mineralization, CME and SLT will make the Rathbun property a high-priority exploration target for 2001. CME is funding exploration of SLT's 26,000-acre land package in the Sudbury region in order to earn up to a 50% interest in the properties.

On behalf of the Board of Directors

"Ruairidh Campbell"
Ruairidh Campbell, President
Canadian Metals Exploration Ltd.

"Bill Iny"
Bill Iny, Director
Solitaire Minerals Corp.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Disclaimer
This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Canadian Venture Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

CME CANADIAN METALS EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7
Tel: 604-623-4882
Fax: 604-681-2709

November 24, 2000

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Management of Canadian Metals Exploration Limited ("CME", CDNX symbol CEL) wishes to announce the arrangement of a non-brokered private placement of up to 400,000 units priced at $0.18 per unit, with each unit to consist of one share of the common stock of CME and one non-transferable share purchase warrant. Each warrant entitles the warrant holder to purchase one share of the common stock of CME at a price of $0.18 in the first year following the closing of the private placement and at a price of $0.25 in the second year.

Gross proceeds of the private placement will be $72,000. Funds are to be directed to maintainance and development of CME's mineral exploration projects and to general working capital. Placees are Directors, Officers, and close associates of CME.

On behalf of the Board of Directors

"Douglas Hickey"

Douglas Hickey, VP Corporate Finance

The CDNX has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060 **Tel: 604-623-4882**
Vancouver, B.C. V6E 3V7 **Fax: 604-681-2709**

CANADIAN METALS ANNOUNCES APPOINTMENTS

November 20, 2000 **NEWS RELEASE**

Ruairidh Campbell, President, is pleased to announce the appointment of two Vice Presidents to Canadian Metals Exploration Limited ("CME", CDNX symbol CEL). CME explores and develops mineral exploration projects, and the Board of Directors and Management fully expect that these appointments will enhance CME's ability to further its goal of becoming one of Canada's premiere mineral development companies.

Robert Douglas Hickey, CME's new Vice President of Corporate Finance and a Director, has a strong background in financing, developing, and enhancing of public awareness of mineral exploration projects. Mr. Hickey previously served as a Director of Pacific North West Capital Corp., El Nino Resources Ltd, CanAlaska Ventures Ltd, and as Manager of Investor Relations of International Freegold Mineral Development Inc. He is currently a Director of Aztec Technologies Inc. His extensive financial, media and mining contacts are expected to enhance and expand CME's profile in the mineral exploration community.

Theresa Selene Gaiters, CME's new Vice President of Corporate Communications, holds dual degrees in Fine Arts and Art History, has served for many years as a liaison between various levels of government and artistic entities, and has conducted or chaired numerous workshops focused on race relations, adult education and conflict resolution. Ms Gaiters' background has given her a solid foundation in the field of interpersonal communications, and CME is confident that this ability will be highly effective in the corporate world.

CME controls the Turnagain Nickel-PGM Project in Northern B.C., and is earning from Solitaire Minerals Corp. (CDNX-SLT) a 50% interest in PGM exploration projects in the Sudbury Mining District of Ontario. News releases detailing recent developments on both projects are expected within the next ten days.

On Behalf of the Board of Directors
"Ruairidh Campbell"

President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060
Vancouver, B.C. V6E 3V7
Tel: 604-623-4882
Fax: 604-681-2709

November 22, 2000

CME RECEIVES POSITIVE SUMMARY OF METALLURIGAL & DEVELOPMENT CONCEPT REPORTS ON TURNAGAIN NICKEL-PGM PROJECT

Management of Canadian Metals Exploration Limited ("CME", CDNX trade symbol CEL) is pleased to announce that a summary report titled Process Development Concept and Economic Potential for the Turnagain Project, authored by FR Wright & Associates (Frank Wright, BBA, BSc., P.Eng.) has been received. The report, summarizing metallurgical studies conducted to date and extrapolating economic calculations supported by that data base, strongly indicates that **the Turnagain Project has the potential to be one of British Columbia's largest and most profitable bulk-tonnage mining operations.**

BACKGROUND

Beginning in 1996, CME's predecessor Bren-Mar Resources began conducting exploration on the Turnagain Project after acquiring the right to earn a 100% interest, subject to a Net Smelter Royalty. Work programs conducted on the project from 1996 to 1998, including the drilling of 19 holes on various areas of the property, were sufficient to fulfill the earn-in obligations, and CME is now in full control of the project.

All holes drilled returned substantial intercepts of bulk-tonnage grade nickel, and displayed a remarkable degree of consistency throughout the 8km by 3km ultramafic complex. The widespread drilling programs indicate a conservative strike length of 3.7km with a 2km width. Examples of nickel values in drill results include:

Hole 96-2	142m of 0.28% Ni, including 10.7m of 0.53% Ni
Hole 97-4	161m of 0.28% Ni, including 10.0m of 0.44% Ni
Hole 98-1	281m of 0.27% Ni, including 19.5m of 0.49% Ni.

Mineralization in most holes began near surface, and has been extended to at least 300m at depth, indicating a potential open-pit operation at Turnagain. Due to the relatively low grades of nickel mineralization, metallurgical studies were undertaken to confirm the economic feasibility of the Turnagain Project.

SUMMARY OF METALLURGICAL RESULTS

Separate and independent analytical and process reports on the Turnagain Project have been produced by **Process Research Associates Ltd** (October, 1997), **Cominco Engineering Services Ltd** (March, 1999), **Lakefield Research** (July, 1999), and **Billiton Process Research** (January, 2000). The latter report was commissioned by Billiton to explore the feasibility of extracting nickel from the Turnagain Project using proprietary processes.

As the primary exploration target at Turnagain was originally conceived to be a bulk tonnage nickel-cobalt deposit, most of the metallurgical work was conducted based upon that model. To quote from the Wright summary, "**using the best metallurgical information currently available the economics suggest that a favorable return on capital investment (of about 30% discount cash flow) could result.**" All projections developed from the Turnagain Project metallurgical work have utilized economic models based on nickel-cobalt production.

FUTURE DEVELOPMENT

Assays of drill core from the Turnagain Project were also restricted to nickel, copper, and cobalt. A broad-spectrum analysis of a 22:1 concentrate (Process Research Associates) indicates the presence of a **Platinum Group Metal credit of greater than 1.5 g/t.** Given that Platinum Group Metals (platinum, palladium, gold, and rhodium) are sometimes found in association with elevated nickel levels, and that there are indications from previous drill results of a zone of higher-grade nickel within the Turnagain Project's bulk-tonnage mineralization, future exploration will focus on the possibility of delineating a Platinum Group Metal zone within the bulk-tonnage nickel already identified. Such a zone would substantially enhance the development potential of the Turnagain Project.

ON BEHALF OF THE BOARD OF DIRECTORS
"Ruairidh Campbell"

Ruairidh Campbell, President

CME
CANADIAN METALS
EXPLORATION LIMITED

1090 West Georgia Street, Suite 1060 **Tel: 604-623-4882**
Vancouver, B.C. V6E 3V7 **Fax: 604-681-2709**

November 16, 2000
Trading symbol: CDNX: CEL

NEWS RELEASE

CME ARRANGES OPTION/JOINT VENTURE AGREEMENT WITH SOLITAIRE MINERALS FOR DEVELOPMENT OF SUDBURY AREA PLATINUM-PALLADIUM PROJECTS

Ruairidh Campbell, President of Canadian Metals Exploration Limited ("CME"; CDNX trade symbol CEL) is pleased to announce the signing of a letter agreement between CME and Solitaire Minerals Corp. (CDNX trade symbol "SLT") whereby CME can earn up to a 50% interest in a package of properties totaling approximately 26,000 acres in the Sudbury Mining District, Ontario.

SLT acquired the properties based on their potential to host Platinum Group Metal deposits, a relatively new regional geological model currently being successfully demonstrated by several exploration companies active in the area, including Pacific North West Capital Corp. and Mustang Minerals. Recorded copper-nickel showings in the Sudbury Mining District have been recently re-examined for platinum-palladium-gold-rhodium values, and numerous such showings have returned elevated Platinum Group Metal levels.

This new exploration model, and strong interest in the region from large South African platinum producers such as Anglo Platinum and Impala Platinum have created what is arguably the best opportunity in North America for mineral exploration companies to discover and develop economically viable Platinum Group Metal deposits.

SLT has announced one discovery to date, a zone of extensive blebby and disseminated sulphide mineralization returning 1.33 g/t platinum-palladium-gold. A second phase of exploration was recently completed, with results expected shortly.

Terms of the CME-SLT agreement include the issuance of CME shares in staged six-month tranches and initial commitments of $150,000 in exploration expenditures by June 30, 2001 and a further $150,000 by December 31, 2001. CME management will engage a team of geologists experienced in the search for Platinum Group Metals in the Sudbury Mining District, and expects a phase three program, including IP surveys and drilling, to be under way in the first quarter of 2001.

On behalf of the Board of Directors of
Canadian Metals Exploration Ltd.

"Ruairidh Campbell"
Ruairidh Campbell
President

BREN-MAR MINERALS LTD.
Suite 1060-1090 West Georgia Street
Vancouver, British Columbia V6E 3V7
Telephone No.: 604-681-7896
Fax No.:604-681-2709

TRADING SYMBOL: CDNX - BNM

Shares issued: 3,131,088

September 26, 2000

NEWS RELEASE

The Company wishes to announce that the Canadian Venture Exchange has approved its name change from Bren-Mar Minerals Ltd. to Canadian Metals Exploration Ltd. As of Friday, September 22, 2000 the common shares of Bren-Mar Minerals Ltd.were delisted and the common shares of Canadian Metals Exploration Ltd. commenced trading on CDNX, trading symbol CEL.

ON BEHALF OF THE BOARD OF DIRECTORS

"Ruairidh Campbell"

Ruairidh Campbell, President

The CDNX has not reviewed nor accepted responsibility for the adequacy or accuracy of this release.

BREN-MAR MINERALS LTD.
Suite 1060-1090 West Georgia Street
Vancouver, British Columbia V6E 3V7
Telephone No.: 604-681-7896
Fax No.:604-681-2709

TRADING SYMBOL: CDNX - BNM

Shares issued: 2,851,088

May 9, 2000

NEWS RELEASE

The Company wishes to announce that the Canadian Venture Exchange has accepted for filing the Company's agreement with DJ Drilling Co. Ltd. to settle outstanding debt as follows: 100,000 shares at 0.65/share, restricted until July 31, 2000 and a cash payment of $58,859.94 further to a completion of a new financing.

ON BEHALF OF THE BOARD OF DIRECTORS

"Ruairidh Campbell"

Ruairidh Campbell, President

The CDNX has not reviewed nor accepted responsibility for the adequacy or accuracy of this release.

BREN-MAR MINERALS LTD.
Suite 1060-1090 West Georgia Street
Vancouver, British Columbia V6E 3V7
Telephone No.: 604-681-7896
Fax No.:604-68102709

TRADING SYMBOL: CDNX - BNM

Shares issued: 2,751,088

March 31, 2000

NEWS RELEASE

The Company wishes to announce, subject to the approval of the Canadian Venture Exchange, that it has entered into a Shares for Debt Settlement Agreement with DJ Drilling Co. Ltd. dated March 30, 2000, whereby DJ Drilling Co. Ltd. will accept the payment of fifty-eight thousand eight hundred and fifty-nine dollars and ninety-four cents ($58,859.94) and one hundred thousand (100,000) shares of restricted Company common stock valued at sixty-five cents ($0.65) a share as full and final settlement of obligations to DJ Drilling Co. Ltd. The shares to be issued pursuant to this Shares for Debt Settlement will be restricted until July 31, 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

"Ruairidh Campbell"

Ruairidh Campbell, President

BREN-MAR RESOURCES LTD.
1060-1090 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 3V7
Telephone No: 604-681-7896
Fax No: 604-681-2709

TRADING SYMBOL CDNX: BML

March 15, 2000

NEWS RELEASE

The Company wishes to announce that the Canadian Venture Exchange has approved the consolidation of the Company's share capital on a five for one basis and to change the Company's name to Bren-Mar Minerals Ltd. Effective March 15, 2000 the common shares of Bren-Mar Minerals Ltd. will commence trading on the Canadian Venture Exchange and the common shares of Bren-Mar Resources will be delisted. The new trading symbol is BNM..

BY ORDER OF THE BOARD OF DIRECTORS

"Ruairidh Campbell"

President

BREN-MAR RESOURCES LTD.
Suite 1060-1090 West Georgia Street
Vancouver, British Columbia V6E 3V7
Telephone No.: 604-681-7896
Fax No.:604-68102709

TRADING SYMBOL: CDNX - BML

Shares issued: 13,755,441

February 7, 2000

NEWS RELEASE

The Company wishes to announce that at its Special Meeting held on Thursday, February 3, 2000, shareholders approved all of the resolutions proposed by management for the meeting. Those resolutions included amendments to the capital structure to increase its authorized share capital to 50,000,000 post-consolidated common shares and to consolidate the issued share capital on a basis of five old common shares for one new common share. As well, shareholders agreed to change the name of the Company to Bren-Mar Minerals Ltd. and to approve the issuance of 375,000 escrow post-consolidated shares.

The approval of the consolidation of common shares, the implementation of the name change and the issuance of escrow shares all need to be approved by the Canadian Venture Exchange. The Company is presently making application for such approval.

ON BEHALF OF THE BOARD OF DIRECTORS

"Ruairidh Campbell"

Ruairidh Campbell, President

The CDNX has not reviewed nor accepted responsibility for the adequacy or accuracy of this release.

BC FORM 51-901F

ISSUER DETAILS

Name of Issuer:	Canadian Metals Exploration Ltd.
Issuer Address:	1060-1090 West Georgia Street Vancouver, B.C. V6E 3V7
Issuer Fax No:	604-681-2709
Issuer Telephone No:	604-681-7896
Contact Name:	Yvonne Cole
Contact Position:	Corporate Secretary
Contact Telephone:	604-681-7896
Contact e-mail address:	yvonnec@wimsey.com
For Quarter Ended:	2001/09/30
Date of Report:	2001/11/16

CERTIFICATE

The Schedule(s) A, B and C required to complete this Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"Barry Whelan"	Barry Whelan	01/11/16

Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"Stewart Jackson"	Stewart Jackson	01/11/16

Canadian Metals Exploration Ltd.
Balance Sheet
September 30, 2001
(Unaudited - Prepared by Management)

ASSETS	2001	2000
CURRENT		
Cash	$ 35	
Prepaid expense	4,347	$ 4,347
	4,382	4,347
RECLAMATION BOND	30,000	30,000
INVESTMENT IN MINING PROPERTIES, at cost	297,216	153,500
DEFERRED EXPLORATION COSTS (Schedule 1)	1,115,941	1,099,860
	$ 1,447,539	$ 1,287,707

LIABILITIES		
CURRENT		
Bank overdraft		$ 17
Accounts payable	$ 138,588	185,269
Due to related individuals	123,034	100,544
Loan payable		19,131
	261,622	304,961
SHAREHOLDERS' INTEREST		
Share capital		
Authorized		
50,000,000 common shares without par value		
Issued and outstanding		
4,547,990 (2000 – 3,131,088) shares	6,451,992	6,073,942
Share subscriptions received		
Deficit (Statement 2)	(5,266,075)	(5,091,196)
	1,185,917	982,746
	$ 1,447,539	$ 1,287,707

APPROVED BY THE DIRECTORS:

DIRECTOR BARRY WHELAN DIRECTOR STEWART JACKSON

Canadian Metals Exploration Ltd.
Statement of Loss and Deficit
For Nine Months Ended September 30, 2001
(Unaudited - Prepared by Management)

	2001	2000
ADMINISTRATION EXPENSES		
Automobile		$ (1,295)
Bank charges and interest	$ (626)	3,872
Consulting	34,942	
Fees and dues	9,290	7,068
Legal, accounting and audit	8,663	2,717
Management fees	17,500	9,000
Office and sundry	3,032	7,112
Office services	57,780	57,780
Transfer agent	4,088	6,603
Travel and promotion	13,708	
LOSS BEFORE OTHER ITEM	148,377	92,857
OTHER ITEM		
Recovery of prior year's expenses		(70,177)
LOSS FOR PERIOD	148,377	22,680
DEFICIT, BEGINNING OF PERIOD	5,117,698	5,068,516
DEFICIT, END OF PERIOD	$ 5,266,075	$ 5,091,196
LOSS PER SHARE	$ 0.04	$ 0.01

Canadian Metals Exploration Ltd.
Statement of Cash Flows
For Nine Months Ended September 30, 2001
(Unaudited – Prepared by Management)

	2001	2000
OPERATING ACTIVITIES		
Loss for period	$ (148,377)	$ (22,680)
Change in working capital, other than cash	29,302	(98,115)
	(119,075)	(120,795)
INVESTING ACTIVITIES		
Deferred exploration costs	(14,450)	(412)
Investment in mining properties	(143,716)	
	(158,166)	(412)
FINANCING ACTIVITIES		
Proceeds from share issuance	267,800	121,000
DECREASE IN CASH DURING PERIOD	(9,441)	(207)
CASH, BEGINNING OF PERIOD	9,476	190
CASH (OVERDRAFT), END OF PERIOD	$ 35	$ (17)

Canadian Metals Exploration Ltd.
Schedule of Deferred Exploration Costs
For Nine Months Ended September 30, 2001
(Unaudited - Prepared by Management)

BALANCE, BEGINNING OF PERIOD	$ 1,101,491
EXPENDITURES FOR PERIOD	
Assaying	750
Claims renewal	13,700
BALANCE, END OF PERIOD	$ 1,115,941

Canadian Metals Exploration Ltd.
Supplementary Information
For Nine Months Ended September 30, 2001

1. Aggregate amount of expenditures made to parties not at arm's length - $100,380.

2. (a) Issued 200,000 shares March 23, 2001 at $0.18 each (exercise of warrants)

   Issued 20,000 shares April 24, 2001 at $0.15 each (exercise of options)

   Issued 136,363 shares June 22, 2001 at $0.44 each (finders fee)

   Issued 148,039 shares July 06, 2001 at $0.51 each (private placement)

   Issued 77,500 shares July 06, 2001 at $0.60 each (private placement)

   Issued 180,000 shares July 11, 2001 at $0.26 each (exercise of options)

   (b) Options granted January 15, 2001 to purchase 270,000 shares at $0.26 expiring January 15, 2003.

3. (a) See financial statements.

   (b) Warrants outstanding

   Number - 200,000
   Price - $0.18 to November 24, 2001 and $0.25 to November 24, 2002.
   Expiry date – November 24, 2002

   Number – 148,039
   Price - $0.64
   Expiry date – August 3, 2003

   Number – 77,500
   Price - $0.75
   Expiry date – August 3, 2003

   Options outstanding
   Number – 28,000
   Price - $0.15
   Expiry date – September 19, 2002
   Number – 10,000
   Price - $2.00
   Expiry date – March 17, 2003

(c) There are no shares held in escrow

(d) Directors

Barry Whelan
Yvonne Cole
Stewart Jackson

Management Report
Management Discussion
for the three month period ended September 30, 2001

Nature of the business
The Company is a resource exploration company focusing its activities in North America.

Investor relations
The Company has no Investor Relations Contract outstanding. During the three month period no Investor Relations Contracts have been in force.

Property Activity
The Company has negotiated an interest with Northwest Petroleum Inc. of Bakersfield, California, in the Moffat Ranch leases whereby the company undertakes to finance the entire project of running #D seismic and drilling two wells. Under the terms the Company will earn an 82.5% working interest before payout and a 75% working interest after payout. The Moffat Ranch leases cover 5,000 acres in Madera county, California and are the site of the Moffat Ranch Gas Field, which has produced 12 billion cubic feet of gas from shallow sands. The Company's program is intended to explore the potential of the deeper sands.
No activity has taken place on the Company's Turnagain property in British Columbia this year. The property is in good standing.

Working Capital
The Company has limited financial resources and is arranging additional private placement funding or joint venture funding to cover the cost of the acquisition and development of the Moffat Ranch leases.

Subsequent Events
A private placement for the sum of $ 61,000 was commenced.

Business Development Activities
During the period ended September 30, 2001 the Company made no acquisitions.

CANADIAN METALS EXPLORATION LIMITED
BARRY L. WHELAN, Director

BC FORM 51-901F

ISSUER DETAILS

Name of Issuer:	Canadian Metals Exploration Ltd.
Issuer Address:	1060-1090 West Georgia Street Vancouver, B.C. V6E 3V7
Issuer Fax No:	604-681-2709
Issuer Telephone No:	604-681-7896
Contact Name:	Yvonne Cole
Contact Position:	Corporate Secretary
Contact Telephone:	604-681-7896
Contact e-mail address:	yvonnec@wimsey.com
For Quarter Ended:	2001/06/30
Date of Report:	

CERTIFICATE

The Schedule(s) A, B, and C required to complete this Report is (are) attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"Barry Whelan"	Barry Whelan	01/08/22

Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"Stewart Jackson"	Stewart Jackson	01/08/22

Canadian Metals Exploration Ltd.
Balance Sheet
June 30, 2001
(Unaudited - Prepared by Management)

ASSETS

	2001	2000
CURRENT		
Cash	$ 1,033	$ 1,328
Prepaid expense	4,347	4,347
	5,380	5,675
RECLAMATION BOND	30,000	30,000
INVESTMENT IN PROPERTIES, at cost	281,617	153,500
DEFERRED EXPLORATION COSTS (Schedule 1)	1,102,241	1,099,860
	$ 1,419,238	$ 1,289,035

LIABILITIES

	2001	2000
CURRENT		
Accounts payable	$ 152,096	$ 320,842
Due to related individuals	124,534	96,146
Loan payable		16,000
	276,630	432,988
SHAREHOLDERS' EQUITY		
Share capital		
Authorized		
50,000,000 common shares without par value		
Issued and outstanding		
4,142,451 shares (2000 – 2,851,088)	6,283,192	6,017,942
Share subscriptions received	74,100	
	6,357,292	6,017,942
Deficit (Statement 2)	(5,214,684)	(5,161,895)
	1,142,608	856,047
	$ 1,419,238	$ 1,289,035

APPROVED BY THE DIRECTORS:

DIRECTOR "BARRY WHELAN" DIRECTOR "STEWART JACKSON"

Canadian Metals Exploration Ltd.
Statement of Loss and Deficit
For Six Months Ended June 30, 2001
(Unaudited - Prepared by Management)

	2001	2000
ADMINISTRATION EXPENSES		
Automobile and travel	$ 1,669	
Bank charges and interest	(533)	$ 3,977
Consulting	20,742	
Fees and dues	12,748	5,121
Legal, accounting and audit	3,332	1,610
Management fees	17,500	3,000
Office and sundry	453	4,235
Office services	38,520	70,852
Transfer agent	2,555	4,584
LOSS FOR PERIOD	96,986	93,379
DEFICIT, BEGINNING OF PERIOD	5,117,698	5,068,516
DEFICIT, END OF PERIOD	$ 5,214,684	$ 5,161,895
LOSS PER SHARE	$ (0.025)	$ (0.034)

Canadian Metals Exploration Ltd.
Statement of Cash Flows
For Six Months Ended June 30, 2001
(Unaudited – Prepared by Management)

	2001	2000
OPERATING ACTIVITIES		
Loss for period	$ (96,986)	$ (93,379)
Change in working capital, other than cash	44,310	29,929
	(52,676)	(63,450)
INVESTING ACTIVITIES		
Investment in properties	(128,117)	
Deferred exploration costs	(750)	(412)
	(128,867)	(412)
FINANCING ACTIVITIES		
Proceeds from share issuance	99,000	65,000
Share subscriptions received	74,100	
	173,100	65,000
INCREASE (DECREASE) IN CASH DURING PERIOD	(8,443)	1,138
CASH, BEGINNING OF PERIOD	9,476	190
CASH, END OF PERIOD	$ 1,033	$ 1,328

Canadian Metals Exploration Ltd.
Schedule of Deferred Exploration Costs
For Six Months Ended June 30, 2001
(Unaudited - Prepared by Management)

BALANCE, BEGINNING OF PERIOD	$ 1,101,491
EXPENDITURES DURING PERIOD – assaying	750
BALANCE, END OF PERIOD	$ 1,102,241

Canadian Metals Exploration Ltd.
Supplementary Information
For Six Months Ended June 30, 2001

1. Aggregate amount of expenditures made to parties not at arm's length - $72,820.

2. (a) Issued 200,000 shares March 23, 2001 at $0.18 each (exercise of warrants).

   Issued 20,000 shares April 24, 2001 at $0.15 each (exercise of options)

   Issued 136,363 shares June 22, 2001 at $0.44 each (finders fee)

   (b) Options granted January 15, 2001 to purchase 270,000 shares at $0.26 expiring January 15, 2003.

3. (a) See financial statements.

   (b) Warrants outstanding

   Number - 200,000
   Price - $0.18 to November 24, 2001 and $0.25 to November 24, 2002.
   Expiry date – November 24, 2002

   Options outstanding
   Number – 28,000
   Price - $0.15
   Expiry date – September 19, 2002.

   Number – 270,000
   Price - $0.26
   Expiry date – January 15, 2003

   Number – 10,000
   Price - $2.00
   Expiry date – March 17, 2003

   (c) There are no shares held in escrow

   (d) Directors
   Barry Whelan
   Yvonne Cole
   Stewart Jackson

MANAGEMENT REPORT, FOR QUARTER ENDING JUNE 30, 2001
August 21, 2001

The Company has negotiated a larger interest with Northwest Petroleum Inc. of Bakersfield, California in the Moffat Ranch leases, whereby the Company undertakes to finance the entire project of running 3D seismic and drilling two wells. Under the new terms the Company will earn a 82.5% working interest before payout and a 75% working interest after payout. The Moffat Ranch leases cover 5,000 acres in Madeira County, California and are the site of the Moffat Ranch Gas Field which has produced 12 billion cubic feet of gas from shallow sands. The Company's program is intended to explore the potential of the deeper sands.

On behalf of the Board of Directors of
Canadian Metals Exploration Ltd.

"Barry Whelan"
Barry Whelan
President

BC FORM 51-901F

ISSUER DETAILS

Name of Issuer:	Canadian Metals Exploration Ltd.
Issuer Address:	1060-1090 West Georgia Street Vancouver, B.C. V6E 3V7
Issuer Fax No:	604-681-2709
Issuer Telephone No:	604-681-7896
Contact Name:	Yvonne Cole
Contact Position:	Corporate Secretary
Contact Telephone:	604-681-7896
Contact e-mail address:	yvonnec@wimsey.com
For Quarter Ended:	2001/03/31
Date of Report:	

CERTIFICATE

The Schedules A, B and C required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"Barry Whelan"	Barry Whelan	01/06/07
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"Stewart Jackson"	Stewart Jackson	01/06/07

Canadian Metals Exploration Ltd.
Balance Sheet
March 31, 2001
(Unaudited - Prepared by Management)

ASSETS

	2001	2000
CURRENT		
Cash	$ 1,960	$ 1,516
Prepaid expense	4,347	4,347
	6,307	5,863
RECLAMATION BOND	30,000	30,000
INVESTMENT IN MINING PROPERTIES, at cost	153,500	153,500
DEFERRED EXPLORATION COSTS (Schedule 1)	1,101,491	1,099,448
	$ 1,291,298	$ 1,288,811

LIABILITIES

	2001	2000
CURRENT		
Accounts payable	$ 145,730	$ 353,824
Due to related individuals	85,472	97,471
	231,202	451,295
SHAREHOLDERS' EQUITY		
Share capital		
Authorized		
50,000,000 common shares without par value		
Issued and outstanding		
3,986,088 shares (2000 - 2,751,088)	6,220,192	5,952,942
Deficit (Statement 2)	(5,160,096)	(5,115,426)
	1,060,096	837,516
	$ 1,291,298	$ 1,288,811

APPROVED BY THE DIRECTORS:

DIRECTOR "BARRY WHELAN"

DIRECTOR "STEWART JACKSON"

Statement 2

Canadian Metals Exploration Ltd.
Statement of Loss and Deficit
For Three Months Ended March 31, 2001
(Unaudited - Prepared by Management)

	2001	2000
ADMINISTRATION EXPENSES		
Automobile and travel	$ 1,669	
Bank charges and interest	34	$ 75
Consulting fees	6,642	
Fees and dues	3,685	2,597
Legal and audit	1,735	1,010
Management fees	10,500	3,000
Office and sundry	(1,728)	3,094
Office services	19,260	35,450
Transfer agent	601	1,684
LOSS FOR PERIOD	42,398	46,910
DEFICIT, BEGINNING OF PERIOD	5,117,698	5,068,516
DEFICIT, END OF PERIOD	$ 5,160,096	$ 5,115,426
LOSS PER SHARE	$ 0.011	$ 0.017

Canadian Metals Exploration Ltd.
Statement of Cash Flows
For Three Months Ended March 31, 2001
(Unaudited – Prepared by Management)

		2001		2000
OPERATING ACTIVITIES				
Loss for period	$	(42,398)	$	(46,910)
Change in working capital, other than cash		(1,118)		48,236
		(43,516)		1,326
FINANCING ACTIVITIES				
Proceeds from share issuance		36,000		
INCREASE (DECREASE) IN CASH DURING PERIOD		(7,516)		1,326
CASH, BEGINNING OF PERIOD		9,476		190
CASH, END OF PERIOD	$	1,960	$	1,516

Canadian Metals Exploration Ltd.
Schedule of Deferred Exploration Costs
For Three Months Ended March 31, 2001
(Unaudited - Prepared by Management)

BALANCE, BEGINNING OF PERIOD	$ 1,101,491
EXPENDITURES DURING PERIOD	NIL
BALANCE, END OF PERIOD	$ 1,101,491

Schedule B

Canadian Metals Exploration Ltd.
Supplementary Information
For Three Months Ended March 31, 2001

1. Aggregate amount of expenditures made to parties not at arm's length - $35,760.

2. (a) Issued 200,000 shares March 23, 2001 at $0.18 each (exercise of warrants).

   (b) Options granted January 15, 2001 to purchase 270,000 shares at $0.26 expiring January 15, 2003.

3. (a) See financial statements.

   (b) Warrants outstanding

   Number - 200,000
   Price - $0.18 to November 24, 2001 and $0.25 to November 24, 2002.
   Expiry date – November 24, 2002

   Options outstanding
   Number – 48,000
   Price - $0.15
   Expiry date – September 19, 2002.

   Number – 270,000
   Price - $0.26
   Expiry date – January 15, 2003

   Number – 10,000
   Price - $2.00
   Expiry date – March 17, 2003

   (c) There are no shares held in escrow

   (d) Directors
   Ruairidh Campbell
   Yvonne Cole
   Stewart Jackson
   Bruce Purcell

REPORT TO SHAREHOLDERS, QUARTER ENDING MARCH 31, 2001

The Company entered into an agreement with Northwest Petroleum, Inc. on April 26, 2001, subject to the approval of the Canadian Venture Exchange, to explore and drill for oil and gas on approximately 5,000 acres of leases located in Madera County, California. The Company has obtained the right to acquire a 32.81% net revenue interest and a 43.73% working interest before the Company's invested capital is repaid. Once we have been repaid invested capital, the Company will have a 28.125% interest net revenue interest and a 37.5% working interest. The Company plans to invest US $1.2 million in exploration funding to purchase 2D seismic and conduct 3D seismic surveys and to drill and complete two gas wells in return for its net revenue and working interests. The prospective well locations are within one mile of current production in the area. The Company expects to raise capital internally to fund its net revenue and working interests. The agreement has not yet been approved by the Canadian Venture Exchange.

The Company has appointed a new President and a Director, Mr. Barry Whelan. Mr. Whelan has had more than thirty-five years in resource development and has acted as a consultant worldwide evaluating oil and gas prospects.

The Board of Directors will continue to focus on oil and gas projects and further its efforts to find partners for the Turnagain River project. We thank the shareholders of this Company for their support.

ON BEHALF OF THE BOARD OF DIRECTORS

"Barry Whelan"

Barry Whelan
President

British Columbia
Securities Commission

QUARTERLY REPORT
FORM 61

ɬUCTIONS

ıis report is to be filed by Exchange Issuers within 60 days of the end of their sı, second and third fiscal quarters and within 140 days of the end of their ɹrth fiscal quarter. Three schedules (typed) are to be attached to this report ; follows:

CHEDULE A: FINANCIAL INFORMATION

ıancial information prepared in accordance with generally accepted ·counting principles for the fiscal year-to-date, with comparative information ; the corresponding period of the preceding fiscal year. This financial ·ormation should consist of the following:

ɔr the first, second and third fiscal quarters:

ı interim financial report presented in accordance with Section 1750 of the .I.C.A. Handbook. This should include a summary income statement (or a ·tement of deferred costs) and a statement of changes in financial position. summary balance sheet is also to be provided.

ɔr the fourth fiscal quarter (year end):

ınual audited financial statements

CHEDULE B: SUPPLEMENTARY INFORMATION

ıe supplementary information set out below is to be provided when not ɔluded in Schedule A.

1. For the current fiscal year-to-date:
   Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arms length from the issuer.

2. For the Quarter under review:
   (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price total proceeds, type of consideration (cash, property, etc.) and commission paid.
   (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

3. As at the end of the quarter:
   (a) Particulars of authorized capital and summary of shares issued and outstanding.
   (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
   (c) Total number of shares in escrow or subject to a pooling agreement.
   (d) List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:

Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in the actual use of proceeds from the previous disclosure by the issuer regarding its intended us e of proceeds; and

a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

Freedom of Information and Protection of Privacy Act

The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604-660-4890),

1100 - 865 Hornby Street, Vancouver, British Columbia V6Z 2H4.

ɩSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
Canadian Metals Exploration Ltd.	00-09-30	00-11-30

ISSUER'S ADDRESS				
1060, 1090 WEST GEORGIA STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER,	BC	V6E 3V7	681-2709	681-7896

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
RUAIRIDH CAMPBELL	PRESIDENT	681-7896

CERTIFICATE

ɬhree schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
➤ "Ruairidh Campbell"	Ruairidh Campbell	00-11-30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
➤ "Yvonne Cole"	Yvonne Cole	00-11-30

CANADIAN METALS EXPLORATION LTD.
QUARTERLY REPORT
for the period ended September 30, 2000

Schedule A:	Financial Inforamtion - See financial statements attached
Schedule B:	Supplementary Information - See attached
Schedule C:	Management Discussions - See attached

Statement 1

Canadian Metals Exploration Ltd.
(formerly Bren-Mar Minerals Ltd.)
Balance Sheet
September 30, 2000
(Unaudited - Prepared by Management)

ASSETS

	2000	1999
CURRENT		
Cash		$ 1,340
Prepaid expense	$ 4,347	4,347
	4,347	5,687
RECLAMATION BOND	30,000	30,000
INVESTMENT IN MINING PROPERTIES, at cost	153,500	317,500
DEFERRED EXPLORATION COSTS (Schedule 1)	1,099,860	1,107,348
	$ 1,287,707	$ 1,460,535

LIABILITIES

	2000	1999
CURRENT		
Bank overdraft	$ 17	
Accounts payable	185,269	$ 368,042
Due to related individuals	100,544	7,506
Loan payable	19,131	
	304,961	375,548
SHAREHOLDERS' INTEREST		
Share capital		
Authorized		
50,000,000 common shares without par value		
Issued and outstanding		
3,131,088 (1999 – 2,751,088) shares	6,073,942	5,952,942
Share subscriptions received		
Deficit (Statement 2)	(5,091,196)	(4,867,955)
	982,746	1,084,987
	$ 1,287,707	$ 1,460,535

APPROVED BY THE DIRECTORS:

DIRECTOR "RUAIRIDH CAMPBELL" DIRECTOR "YVONNE COLE"

Canadian Metals Exploration Ltd.
(formerly Bren-Mar Minerals Ltd.)
Statement of Loss and Deficit
For Nine Months Ended September 30, 2000
(Unaudited - Prepared by Management)

	2000	1999
ADMINISTRATION EXPENSES		
Advertising and promotion		$ 309
Automobile and travel	$ (1,295)	2,220
Bank charges and interest	3,872	(485)
Consulting		30,000
Fees and dues	7,068	5,409
Legal, accounting and audit	2,717	9,546
Management fees	9,000	9,000
Media relations		661
Office and sundry	7,112	4,448
Office services	57,780	108,996
Telephone		3,300
Transfer agent	6,603	3,575
LOSS BEFORE OTHER ITEMS	92,857	176,979
OTHER ITEMS		
Write-up of marketable securities		(500)
Recovery of prior year's expenses	(70,177)	
LOSS FOR PERIOD	22,680	176,479
DEFICIT, BEGINNING OF PERIOD	5,068,516	4,691,476
DEFICIT, END OF PERIOD	$ 5,091,196	$ 4,867,955
LOSS PER SHARE	$ 0.01	$ 0.01

Canadian Metals Exploration Ltd.
(formerly Bren-Mar Minerals Ltd.)
Statement of Cash Flows
For Nine Months Ended September 30, 2000
(Unaudited – Prepared by Management)

	2000	1999
OPERATING ACTIVITIES		
Loss for period	$ (22,680)	$ (176,479)
Change in working capital, other than cash	(98,115)	46,415
	(120,795)	(130,064)
INVESTING ACTIVITIES		
Deferred exploration costs	(412)	(30,180)
Investment in mining properties		(15,000)
	(412)	(45,180)
FINANCING ACTIVITIES		
Proceeds from share issuance	121,000	190,000
INCREASE (DECREASE) IN CASH DURING PERIOD	(207)	14,756
CASH (OVERDRAFT), BEGINNING OF PERIOD	190	(13,416)
CASH (OVERDRAFT), END OF PERIOD	$ (17)	$ 1,340

Canadian Metals Exploration Ltd.
(formerly Bren-Mar Minerals Ltd.)
Schedule of Deferred Exploration Costs
For Nine Months Ended September 30, 2000
(Unaudited - Prepared by Management)

BALANCE, BEGINNING OF PERIOD	$ 1,099,448
EXPENDITURES FOR PERIOD	
Geological services	412
BALANCE, END OF PERIOD	$ 1,099,860

CANADIAN METALS EXPLORATION LTD.
QUARTERLY REPORT
for the period ended September 30, 2000

Schedule B: Supplementary Information

1. Aggregate amount of expenditures made to parties not at arm's length - $66,780.

2. (a) Issued 280,000 shares July 3, 2000 at $0.20 each (debt settlement)

   (b) 303,000 options were granted on September 19,2000 to the following Directors:

   Ruairidh Campbell, 155,000 options at a price of $ 0.15 per share, exercisable up to September 19, 2002

   Stewart Jackson, 20,000 options at a price of $ 0.15 per share, exercisable up to September 19, 2002

   Yvonne Cole, 128,000 options at a price of $ 0.15 per share, exercisable up to September 19, 2002

3. (a) See financial statements.

   (b) Options Outstanding:

Number	- 303,000
Price	- $0.15
Expiry date	- September 19, 2002

   (c) There are no shares held in escrow.

   (d) Directors

   Ruairidh Campbell
   Yvonne Cole
   Stewart Jackson

MANAGEMENT REPORT
SEPTEMBER 30, 2000 QUARTERLY

During this quarter, the Company changed names from Bren-Mar Minerals Limited to Canadian Metals Exploration Limited. This name change reflects the beginning of a renewed effort by Management to create conditions favourable to furthering the Company's efforts to enhance shareholder value by acquiring, exploring and developing Canadian base and precious metal projects.

Since the quarter ended, two new domain names (canadianmetals.com and canadianmetalsexploration.com) have been secured, an agreement has been arranged to acquire Platinum Group Metal projects in the Sudbury Mining District of Ontario, and two new officers have been appointed to help the Company enhance its profile and arrange funding for the exploration and development of the Sudbury projects and the Company's 100% owned Turnagain River property in British Columbia.

Management is confident that near-term events will reflect positive results from these actions, and that Canadian Metals Exploration Limited will become a well-known and well-respected mining exploration company with a strong future.

On behalf of the Board of Directors
"Doug Hickey"
VP Corporate Finance

British Columbia
Securities Commission

QUARTERLY REPORT
FORM 61

STRUCTIONS

s report is to be filed by Exchange Issuers within 60 days of the end of their
:, second and third fiscal quarters and within 140 days of the end of their
rth fiscal quarter. Three schedules (typed) are to be attached to this report
follows:

:HEDULE A: FINANCIAL INFORMATION

ancial information prepared in accordance with generally accepted
:ounting principles for the fiscal year-to-date, with comparative information
the corresponding period of the preceding fiscal year. This financial
rmation should consist of the following:

the first, second and third fiscal quarters:
interim financial report presented in accordance with Section 1750 of the
.C.A. Handbook. This should include a summary income statement (or a
'ement of deferred costs) and a statement of changes in financial position. A
mmary balance sheet is also to be provided.
the fourth fiscal quarter (year end):
ual audited financial statements

HEDULE B: SUPPLEMENTARY INFORMATION

: supplementary information set out below is to be provided when not
uded in Schedule A.

-. For the current fiscal year-to-date:
Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arms length from the issuer.

'. For the Quarter under review:
(a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price total proceeds, type of consideration (cash, property, etc.) and commission paid.
(b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

3. As at the end of the quarter:
(a) Particulars of authorized capital and summary of shares issued and outstanding.
(b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
(c) Total number of shares in escrow or subject to a pooling agreement.
(d) List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:

Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in the actual use of proceeds from the previous disclosure by the issuer regarding its intended us e of proceeds; and

(b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

UER DETAILS

:E OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
Bren-Mar Resources Ltd.	00-06-30	00-09-21

IER'S ADDRESS

1060, 1090 WEST GEORGIA STREET

	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER,	BC	V6E 3V7	681-2709	681-7896

ı ACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
RUAIRIDH CAMPBELL	PRESIDENT	681-7896

RTIFICATE

three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the ırd of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"RUAIRIDH CAMPBELL"	RUAIRIDH CAMPBELL	00-09-21
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y M D**
"STEWART JACKSON"	STEWART JACKSON	00-09-21

BREN-MAR RESOURCES LTD.
QUARTERLY REPORT
for the period ended June 30, 2000

Schedule A:	Financial Information - See financial statements attached
Schedule B:	Supplementary Information - See attached
Schedule C:	Management Discussions - See attached

Bren-Mar Minerals Ltd.
(formerly Bren-Mar Resources Ltd.)
Balance Sheet
June 30, 2000
(Unaudited - Prepared by Management)

ASSETS

	2000	1999
CURRENT		
Cash	**$1,328**	$4,623
Prepaid expense	**4,347**	4,347
	5,675	8,970
RECLAMATION BOND	**30,000**	30,000
INVESTMENT IN MINING PROPERTIES, at cost	**153,500**	302,500
DEFERRED EXPLORATION COSTS (Schedule 1)	**1,099,860**	1,105,217
	$1,289,035	$1,446,687

LIABILITIES

	2000	1999
CURRENT		
Accounts payable	**$320,842**	$325,670
Due to related individuals	**96,146**	4,507
Loan payable	**16,000**	
	432,988	330,177
SHAREHOLDERS' EQUITY		
Share capital		
Authorized		
50,000,000 common shares without par value		
Issued and outstanding		
2,851,088 shares (1999 – 2,511,088)	**6,017,942**	5,825,442
Special flow through warrants		112,500
	6,017,942	5,937,942
Deficit (Statement 2)	**(5,161,895)**	(4,821,432)
	856,047	1,116,510
	$1,289,035	$1,446,687

APPROVED BY THE DIRECTORS:

DIRECTOR RUAIRIDH CAMPBELL DIRECTOR STEWART JACKSON

Bren-Mar Minerals Ltd.
(formerly Bren-Mar Resources Ltd.)
Statement of Loss and Deficit
For Six Months Ended June 30, 2000
(Unaudited - Prepared by Management)

	2000	1999
ADMINISTRATION EXPENSES		
Advertising and promotion		$ 309
Automobile and travel		2,220
Bank charges and interest	$ 3,977	(357)
Consulting		30,000
Fees and dues	5,121	3,971
Legal, accounting and audit	1,610	8,267
Management fees	3,000	6,000
Media relations		661
Office and sundry	4,235	1,646
Office services	70,852	71,731
Telephone		3,268
Transfer agent	4,584	2,740
LOSS BEFORE OTHER ITEM	93,379	130,456
WRITE-UP OF MARKETABLE SECURITIES		(500)
LOSS FOR PERIOD	93,379	129,956
DEFICIT, BEGINNING OF PERIOD	5,068,516	4,691,476
DEFICIT, END OF PERIOD	$ 5,161,895	$ 4,821,432
LOSS PER SHARE	$ (0.034)	$ (0.010)

Bren-Mar Minerals Ltd.
(formerly Bren-Mar Resources Ltd.)
Statement of Cash Flows
For Six Months Ended June 30, 2000
(Unaudited – Prepared by Management)

	2000	1999
OPERATING ACTIVITIES		
Loss for period	$ **(93,379)**	(129,956)
Change in working capital, other than cash	**29,929**	1,044
	(63,450)	(128,912)
INVESTING ACTIVITIES		
Deferred exploration costs	**(412)**	(28,049)
FINANCING ACTIVITIES		
Proceeds from share issuance	**65,000**	175,000
INCREASE IN CASH DURING PERIOD	**1,138**	18,039
CASH (OVERDRAFT), BEGINNING OF PERIOD	**190**	(13,416)
CASH, END OF PERIOD	$ **1,328**	$ 4,623

Bren-Mar Minerals Ltd.
(formerly Bren-Mar Resources Ltd.)
Schedule of Deferred Exploration Costs
For Six Months Ended June 30, 2000
(Unaudited - Prepared by Management)

BALANCE, BEGINNING OF PERIOD	$ 1,099,448
EXPENDITURES DURING PERIOD – geological services	412
BALANCE, END OF PERIOD	$ 1,099,860

Bren -Mar Minerals Ltd.
(formerly Bren -Mar Resources Ltd.)
Supplementary Information
For Six Months Ended June 30, 2000

1. Aggregate amount of expenditures made to parties not at arm's length - $73,852.

2. (a) 100,000 shares issued @ 0.65 each (debt settlement)

   (b) No options granted during period.

3. (a) See financial statements.

   Options outstanding
   Number – 72,917
   Price - $3.40
   Expiry date – October 3, 2002

   Number – 10,000
   Price - $2.00
   Expiry date – March 17, 2003

   Number – 167,000
   Price - $2.50
   Expiry date - September 24, 2003

   (c) There are no shares held in escrow

   (d) Directors
   Ruairidh Campbell
   Yvonne Cole
   Stewart Jackson

MANAGEMENT REPORT
June 30, 2000 Quarterly

The Company is presently engaged in the search for new financing that would enable further exploration and development of the Turnagain River property. Management continues to believe that the Turnagain River property is one of merit and deserving of further exploration that would include new drilling and mapping of the area. Unfortunately, the world market for nickel and cobalt is not presently a primary focus for mining operations and therefore the conclusion of acceptable financing arrangements or joint venture agreements remains difficult.

The Company did not successfully conclude any financing activities or investor relations programs during this period and remains committed to further exploration activities.

ON BEHALF OF THE BOARD OF DIRECTORS

"Ruairidh Campbell"
Ruairidh Campbell
President

MANAGEMENT REPORT
June 30, 2000 Quarterly

The Company is presently engaged in the search for new financing that would enable further exploration and development of the Turnagain River property. Management continues to believe that the Turnagain River property is one of merit and deserving of further exploration that would include new drilling and mapping of the area. Unfortunately, the world market for nickel and cobalt is not presently a primary focus for mining operations and therefore the conclusion of acceptable financing arrangements or joint venture agreements remains difficult.

The Company did not successfully conclude any financing activities or investor relations programs during this period and remains committed to further exploration activities.

ON BEHALF OF THE BOARD OF DIRECTORS

"Ruairidh Campbell"
Ruairidh Campbell
President

bnmjuneb.wpd

FORM 61

QUARTERLY REPORT

Incorporated as part of: __X__ **Schedule A**

__X__ **Schedule B & C**
(Place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: Bren-Mar Minerals Ltd.

ISSUER ADDRESS: 1060, 1090 West Georgia Street
Vancouver, BC V6E 3V7

CONTACT PERSON: Ruairidh Campbell

CONTACT'S POSITION: Director

CONTACT TELEPHONE NO: 681-7896

FOR QUARTER ENDED: March 31, 2000

DATE OF REPORT: July 5, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHODLER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Ruairidh Campbell "RUAIRIDH CAMPBELL"	00/07/05
NAME OF DIRECTOR SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Yvonne Cole "YVONNE COLE"	00/07/05
NAME OF DIRECTOR (SIGN TYPED)	DATE SIGNED (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

BREN-MAR RESOURCES LTD.
QUARTERLY REPORT
for the period ended March 31, 2000

Schedule A:	Financial Information - See financial statements attached
Schedule B:	Supplementary Information - See attached
Schedule C:	Management Discussions - See attached

MANAGEMENT REPORT
March 31, 2000 Quarterly

The Company held a Special Meeting of the Shareholders on February 3, 2000 at which a consolidation of issued and outstanding shares was approved on the basis of five old common shares for one new common share, with a corresponding increase in the Company's authorized share capital to 50,000,000 post-consolidated common shares. The shareholders further approved the issuance of 375,000 post consolidation shares to be placed in escrow and ratified the decision to change the Company's name to Bren-Mar Minerals Ltd.. The Company also entered into a Debt Settlement Agreement with DJ Drilling Co. Ltd. on March 30, 2000 in an effort to satisfy debts incurred in the exploration and development of the Turnagain River property. The Agreement resulted in the issuance of 100,000 shares of restricted common stock valued at $0.65 a share as full and final settlement of debt owed to DJ Drilling. The Company was not involved in any financing activities or investor relations programs during this period.

Management is engaged in the search for new financing to enable further exploration and development of the Turnagain River property. Should such funding become available, the Company intends to return to Turnagain River for further drilling activity.

ON BEHALF OF THE BOARD OF DIRECTORS

"Ruairidh Campbell"

Ruairidh Campbell
President

Bren-Mar Minerals Ltd.
(fomerly Bren-Mar Resources Ltd.)
Balance Sheet
March 31, 2000
(Unaudited - Prepared by Management)

ASSETS

	2000	1999
CURRENT		
Cash	$ 1,516	$ 1,758
Prepaid expense	4,347	4,347
	5,863	6,105
RECLAMATION BOND	30,000	30,000
INVESTMENT IN MINING PROPERTIES, at cost	153,500	302,500
DEFERRED EXPLORATION COSTS (Schedule 1)	1,099,448	1,081,859
	$ 1,288,811	$ 1,420,464

LIABILITIES

	2000	1999
CURRENT		
Accounts payable	$ 353,824	$ 320,322
Due to related individuals	97,471	80,115
	451,295	400,437
SHAREHOLDERS' EQUITY		
Share capital		
Authorized		
50,000,000 common shares without par value		
Issued and outstanding		
2,751,088 shares (1999 – 2,511,088)	5,952,942	5,475,442
Special flow through warrants		287,500
	5,952,942	5,762,942
Deficit (Statement 2)	(5,115,426)	(4,742,915)
	837,516	1,020,027
	$ 1,288,811	$ 1,420,464

APPROVED BY THE DIRECTORS:

DIRECTOR ______________________ DIRECTOR ______________________

Bren-Mar Minerals Ltd.
(fomerly Bren-Mar Resources Ltd.)
Statement of Loss and Deficit
For Three Months Ended March 31, 2000
(Unaudited - Prepared by Management)

	2000	1999
ADMINISTRATION EXPENSES		
Advertising and promotion		$ 309
Automobile and travel		599
Bank charges and interest	$ 75	47
Fees and dues	2,597	1,948
Legal and audit	1,010	6,550
Management fees	3,000	3,000
Office and sundry	3,094	1,225
Office services	35,450	35,515
Telephone		2,032
Transfer agent	1,684	714
LOSS BEFORE OTHER ITEM	46,910	51,939
WRITE-UP OF MARKETABLE SECURITIES		(500)
LOSS FOR PERIOD	46,910	51,439
DEFICIT, BEGINNING OF PERIOD	5,068,516	4,691,476
DEFICIT, END OF PERIOD	$ 5,115,426	$ 4,742,915
LOSS PER SHARE	$ 0.017	$ 0.020

Bren-Mar Minerals Ltd.
(fomerly Bren-Mar Resources Ltd.)
Statement of Cash Flows
For Three Months Ended March 31, 2000
(Unaudited – Prepared by Management)

	2000	1999
OPERATING ACTIVITIES		
Loss for period	$ **(46,910)**	$ (51,439)
Change in working capital, other than cash	**48,236**	71,304
	1,326	19,865
INVESTING ACTIVITIES		
Deferred exploration costs		(4,691)
INCREASE IN CASH DURING PERIOD	**1,326**	15,174
CASH (OVERDRAFT), BEGINNING OF PERIOD	**190**	(13,416)
CASH, END OF PERIOD	$ **1,516**	$ 1,758

Bren-Mar Minerals Ltd.
(fomerly Bren-Mar Resources Ltd.)
Schedule of Deferred Exploration Costs
For Three Months Ended March 31, 2000
(Unaudited - Prepared by Management)

BALANCE, BEGINNING OF PERIOD	$ 1,099,448
EXPENDITURES DURING PERIOD	NIL
BALANCE, END OF PERIOD	$ 1,099,448

Bren -Mar Minerals Ltd.
(fomerly Bren -Mar Resources Ltd.)
Supplementary Information
For Three Months Ended March 31, 2000

1. Aggregate amount of expenditures made to parties not at arm's length - $38,450.

2. (a) No shares issued during period.

   (b) No options granted during period.

3. (a) See financial statements.

   (b) Warrants outstanding

   Number - 30,000
   Price - $3.80 to May 13, 2000
   Expiry date - May 13, 2000

   Options outstanding
   Number – 72,917
   Price - $3.40
   Expiry date – October 3, 2002

   Number – 10,000
   Price - $2.00
   Expiry date – March 17, 2003

   Number – 167,000
   Price - $2.50
   Expiry date - September 24, 2003

   (c) There are no shares held in escrow

   (d) Directors
   Ruairidh Campbell
   Yvonne Cole
   Stewart Jackson